Sonus Corp.
Portland, Oregon



November 1, 1999



Ladies and Gentlemen:

Pursuant to Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934, we inform you that we have been furnished a copy of Form 12b-25 to be filed by Sonus Corp. on or about November 1, 1999, which contains notification of the registrant's inability to file its Form 10-KSB by October 29, 1999. We have read the Company's statements contained in
Part III therein and we agree with the stated reason as to why we were unable to complete our audit and report on the consolidated financial statements for the year ended July 31, 1999 by October 29, 1999, to be included in the Form 10-KSB.

Very truly yours,

/s/ KPMG LLP